UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of March & April, 2003

DUNDEE BANCORP INC.
(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
Form 20-F __       Form 40-F  X
   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes __         No  X

Index to Exhibits
News release dated March 28, 2003
News release dated April 9, 2003

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DUNDEE BANCORP INC.
                                                (Registrant)

Date: April 14, 2003                               By:        Lori E. Beak
                                                        Assistant Secretary